RECEIVED

2007 MAR 19 A 10:35

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

SUPPL

07021907

March 9, 2007

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

Enclosure

PROCESSED
MAR 2 2 2007
THOMSON
FINANCIAL

dw 3/20

82-34698

Press Release

Stockholm, March 6, 2007

Investor's 2006 Annual Report now available online

Today, Investor announced that the company's complete Annual Report for 2006 in English and Swedish is now available as PDF documents for downloading or reading at www.investorab.com. The printed versions will soon be available for distribution.

Investor's Annual General Meeting will be held March 27, 2007.

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations: +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been to generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

END